

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Camile Sebaaly
Chief Financial Officer
Sunshine Biopharma, Inc.
6500 Trans-Canada Highway
Pointe-Claire, Quebec
Canada H9R-0A5

> **Re: Sunshine Biopharma, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 4, 2023**
> **File No. 001-41282**

Dear Camile Sebaaly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 2 - Summary of Significant Accounting Policies, page 30

1. Please revise future filings to include your accounting policy for the identification of operating and reportable segments. To the extent that you have more than one reportable segment, provide the disclosures required by ASC 280-10-50-21 through 50-31. Further, provide the entity-wide disclosures required by ASC 280-10-50-38 through 50-41 and significant customers under ASC 280-10-50-42 regardless of the number of reportable segments identified. If you determined you have more than one reportable segment, provide the interim period information required by ASC 280-10-50-32 and 50-33 in your next Form 10-Q.

Revenue Recognition, page 34

2.   Please revise future filings to provide a more fulsome discussion of your revenue recognition accounting policy which addresses the five-step model of ASC 606. Expand your disclosure to fully address the requirements of ASC 606-10-50-1 through 50-3, 50-12 and 50-17 through 50-21.

3.   In this regard, please tell us why you have not provided disaggregated revenue disclosure by nature of activity, region, product type or other relevant category under ASC 606-10-50-5 and 55-89 through 55-91.

Note 3 - Acquisition of Nora Pharma Inc., page 35

4.   As a result of the acquisition of Nora Pharma Inc. we see that you recorded goodwill of $18,326,719 and an intangible asset of $ 659,571. Please address the following:
   •   Identify the intangible asset acquired and its amortization period.
   •   Tell us why no other intangible assets were recognized in accordance with ASC 805-20-25-10 and the examples in ASC 805-20-55-11 through 55-45.
   •   Describe to us the qualitative factors that make up the goodwill recognized, such as expected synergies from the combined operations, intangibles asset that did not qualify for separate recognition or any other factors in consideration of ASC 805-30-50-1a.

Note 5 - Goodwill and Intangible Assets, page 36

5.   We note that you recorded an impairment of all the goodwill associated with the Nora Pharma Inc. acquisition in the same fiscal quarter as the transaction. You also disclose that management determined impairment was "in the best interest of the Company." Please tell us how your goodwill impairment testing complied with the guidance in ASC 350-20-35-4 through 35-19 and describe the event or circumstances that triggered the testing in accordance with ASC 350-20-35-30. Provide the disclosures required under ASC 350-20-50-1 through 50-3 for the December 31, 2022 year-end as part of your response.

6.   As part of your response, please provide us the disclosures required by ASC 350-30-50-1 through 50-3 for your intangible assets other than goodwill. Also, provide the disclosures required by ASC 360-10-50-1 for your property, plant and equipment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences